SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___)(1)

                       American International Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   026874-107
                                 (CUSIP Number)

                                 Howard I. Smith
                       Vice Chairman-Finance and Secretary
                            Telephone: (212) 230-5050
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  May 26, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes an initial Schedule 13D on behalf of Maurice
R. and Corinne P. Greenberg Joint Tenancy Company, LLC, Amendment No. 2 to the
Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006 (the "Universal Foundation 13D"), Amendment No. 2 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006 (the "Greenberg Foundation 13D"), Amendment No. 4 to the
Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005 (the "Maurice R. Greenberg 13D"), Amendment No. 4 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005 (the "Edward E. Matthews 13D"), Amendment No. 6 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978 (the "Starr International 13D"), and Amendment No. 6 to the
Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978 (the "CV Starr 13D"). This Schedule 13D constitutes an amendment and restatement of the Universal Foundation 13D, the Greenberg Foundation 13D, the Maurice R. Greenberg 13D, the Edward E. Matthews 13D, the Starr International 13D and the CV Starr 13D in their entirety.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No.        026874-107                      Page 2 of 24 Pages
________________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Maurice R. Greenberg
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [X]
                                                                 (b) [_]
________________________________________________________________________________

    3      SEC USE ONLY

________________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)

           PF
________________________________________________________________________________

    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

________________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
________________________________________________________________________________

                       7     SOLE VOTING POWER
    NUMBER OF
                             2,902,886
      SHARES          _________________________________________________________
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             79,888,082
     OWNED BY         _________________________________________________________
                       9     SOLE DISPOSITIVE POWER
       EACH
                             2,902,886
    REPORTING         _________________________________________________________
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             79,888,082
       WITH
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           82,790,968
________________________________________________________________________________
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              [X]
________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.2%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
________________________________________________________________________________

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No.        026874-107                      Page 3 of 24 Pages

________________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Edward E. Matthews
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [X]
                                                                  (b) [_]
________________________________________________________________________________
    3      SEC USE ONLY


________________________________________________________________________________
    4      SOURCE OF FUNDS (See Instructions)

           PF
________________________________________________________________________________
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
________________________________________________________________________________

                       7     SOLE VOTING POWER
    NUMBER OF
                             729,320
      SHARES          _________________________________________________________
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             18,667,378
     OWNED BY         _________________________________________________________
                       9     SOLE DISPOSITIVE POWER
       EACH
                             729,320
    REPORTING         _________________________________________________________
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             18,667,378
       WITH
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,396,698
________________________________________________________________________________

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             [X]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
_______________________________________________________________________________

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No.        026874-107                      Page 4 of 24 Pages

________________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Starr International Company, Inc.
________________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [X]
                                                                  (b) [_]
________________________________________________________________________________

    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS (See Instructions)

           WC
________________________________________________________________________________

    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

________________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Panama
________________________________________________________________________________
                       7     SOLE VOTING POWER
    NUMBER OF
                             307,911,552
      SHARES          _________________________________________________________
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             2,202,603
     OWNED BY         _________________________________________________________
                       9     SOLE DISPOSITIVE POWER
       EACH
                             307,911,552
    REPORTING         _________________________________________________________
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             2,202,603
       WITH
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           310,114,155
________________________________________________________________________________
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              [ ]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.9%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
________________________________________________________________________________

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No.        026874-107                      Page 5 of 24 Pages
________________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C. V. Starr & Co., Inc.
________________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [X]
                                                                  (b) [_]

________________________________________________________________________________

    3      SEC USE ONLY

________________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)

           WC
________________________________________________________________________________

    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

________________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
________________________________________________________________________________

                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES          _________________________________________________________
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             41,277,246
     OWNED BY         _________________________________________________________
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING         _________________________________________________________
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             41,277,246
       WITH
________________________________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           41,277,246
________________________________________________________________________________

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             [X]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.6%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
________________________________________________________________________________

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No.        026874-107                      Page 6 of 24 Pages

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Universal Foundation, Inc.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [X]
                                                                        (b) [_]
________________________________________________________________________________

    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS (See Instructions)

           WC
________________________________________________________________________________
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Panama
________________________________________________________________________________
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES          _________________________________________________________
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             2,202,603
     OWNED BY         _________________________________________________________
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING         _________________________________________________________
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             2,202,603
       WITH
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,202,603
________________________________________________________________________________

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              [ ]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           <0.1%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
________________________________________________________________________________

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No.        026874-107                      Page 7 of 24 Pages

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Maurice R. and Corinne P. Greenberg Family Foundation, Inc.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [X]
                                                                    (b) [_]

_______________________________________________________________________________

    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS (See Instructions)

           WC
________________________________________________________________________________
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
________________________________________________________________________________
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES          __________________________________________________________
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             381,507
     OWNED BY         _________________________________________________________
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING         _________________________________________________________
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             381,507
       WITH
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           381,507
________________________________________________________________________________
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              [ ]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           <0.1%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
________________________________________________________________________________

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No.        026874-107                      Page 8 of 24 Pages

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [X]
                                                                 (b) [_]
________________________________________________________________________________

    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS (See Instructions)

           OO
________________________________________________________________________________
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
________________________________________________________________________________

                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES          __________________________________________________________
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             20,000,000
     OWNED BY         _________________________________________________________
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING         _________________________________________________________
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             20,000,000
       WITH
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,000,000
________________________________________________________________________________
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              [ ]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.8%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
________________________________________________________________________________

Item 1.  Security and Issuer

         This Schedule 13D relates to shares of common stock, par value $2.50 per share (the "Common Stock"), of American International Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 70 Pine Street, New York, New York 10270.

Item 2.  Identity and Background

         (a), (b), (c) and (f): This Schedule 13D is being filed on behalf of Maurice R. Greenberg, a United States citizen ("Mr. Greenberg"), Edward E. Matthews, a United States citizen ("Mr. Matthews"), Starr International Company, Inc., a Panamanian corporation ("Starr International"), C. V. Starr & Co., Inc., a Delaware corporation ("CV Starr"), Universal Foundation, Inc., a Panamanian corporation ("Universal Foundation"), The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), and Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company", and together with Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation and the Greenberg Foundation, the "Reporting Persons", and each, a "Reporting Person").

         The principal business address and office for Mr. Greenberg is 399 Park Avenue, 17th Floor, New York, New York 10022. The principal occupation of Mr. Greenberg is serving as a director and Chairman of the Board of each of Starr International and CV Starr, and as the Chief Executive Officer of CV Starr. Mr. Greenberg is also a trustee of the C. V. Starr & Co., Inc. Trust (the "Starr Trust"), and a member, director and Chairman of the Board of The Starr Foundation.

         The principal business address and office for Mr. Matthews is 399 Park Avenue, 17th Floor, New York, New York 10022. The principal occupation of Mr. Matthews is serving as Managing Director and a director of Starr International and a director and President of CV Starr. Mr. Matthews is also a trustee of the Starr Trust, and a member and director of The Starr Foundation.

         Starr International is a holding company that operates in a number of lines of business, including commercial real estate, owning and operating a private golf club and maintaining an investment portfolio, including the Common Stock. Starr International also previously operated a deferred compensation profit participation plan for the benefit of executives of the Issuer. Starr International's principal office is Fitzwilliam Hall, Fitzwilliam Place, Dublin 2, Ireland and it also maintains an office at Mercury House - 101 Front Street, Hamilton HM12 Bermuda. The following are the executive officers and directors of Starr International, their addresses and their principal occupations:



           Name and Address                          Office                      Principal Occupation
-------------------------------------   ------------------------------    ----------------------------------
Maurice R. Greenberg                    Chairman of the Board              (See above)

Edward E. Matthews                      Managing Director and Director     (See above)

Houghton Freeman                        Director                           President, Freeman Foundation
499 Taber Hill Road
Stowe, VT 05672

Howard I. Smith                         Director                           Vice Chairman-Finance and
399 Park Avenue, 17th Floor                                                Secretary of CV Starr
New York, NY 10022

John J. Roberts                         Director                           Senior Advisor, American
Concordia Farms                                                            International Group, Inc.
P.O. Box 703 Easton, MD 21601

Ernest Stempel                          Director                           Senior Advisor and Honorary
70 Pine Street, 29th Floor                                                 Director, American International
New York, NY 10270                                                         Group, Inc.

Cesar Zalamea                           Director                           President and Chief Executive
Suite 1405-7                                                               Officer of Starr International
Two Exchange Square                                                        Company (Asia), Limited
8 Connaught Place
Central, Hong Kong

         Each of the above officers and directors of Starr International is a United States citizen except Mr. Zalamea, who is a citizen of the Republic of the Philippines.

         CV Starr is a holding company that operates in a number of lines of business, including owning a number of insurance agencies and holding an investment portfolio, including the Common Stock. CV Starr's principal office is 399 Park Avenue, 17th Floor, New York, New York 10022. The following are the executive officers and directors of CV Starr, their addresses and their


           Name and Address                        Office                      Principal Occupation
------------------------------------    --------------------------     ------------------------------------
Maurice R. Greenberg                    Chairman of the Board and      (See above)
(See above)                             Chief Executive Officer

Howard I. Smith                         Vice Chairman-Finance and      (See above)
(See above)                             Secretary and Director

Edward E. Matthews                      President and Director         (See above)
(See above)

J. Christopher Flowers                  Director                       Chairman of J.C. Flowers and Co. LLC
717 Fifth Avenue
26th Floor
New York, NY 10022

Houghton Freeman                        Director                       (See above)
(See above)

John J. Roberts                         Director                       (See above)
(See above)

Bertil P-H Lundqvist                    Director                       Executive Vice President and General
399 Park Avenue, 17th Floor,                                           Counsel of CV Starr
New York, New York 10022

         Each of the above officers and directors of CV Starr is a United States citizen except Mr. Zalamea, who is a citizen of the Republic of the Philippines.

         Universal Foundation is a for-profit Panamanian investment holding company whose principal asset is the Common Stock held by it. Universal Foundation's non-voting common stock is held by Starr International Charitable Trust (Bermuda) and its voting common stock is held by S. G. Cubbon, Stuart Osborne, Eligia G. Fernando, Cesar C. Zalamea and Aloysius B. Colayco. Universal Foundation's principal office is Mercury House, 101 Front Street, Hamilton HM 12, Bermuda.

         The following are the executive officers and directors of Universal Foundation, their addresses and their principal occupations:


           Name and Address                        Office                      Principal Occupation
------------------------------------    ------------------------     ----------------------------------------

Stuart Osborne                          President and Director         President of Universal Foundation
Mercury House
101 Front Street
Hamilton HM 12, Bermuda

Eligia G. Fernando                      Director                       Retired
Mercury House
101 Front Street
Hamilton HM 12, Bermuda

Cesar C. Zalamea                        Director                       (See above)
(See above)

Aloysius B. Colayco                     Director                       Managing Director, Argosy Partners
Argosy Partners
8th Floor, Pacific Star Building
Makati City, Philippines

Jennifer Barclay                        Secretary                      Secretary of Universal Foundation
Mercury House
101 Front Street
Hamilton HM 12, Bermuda

Margaret Barnes                         Treasurer                      Treasurer of Universal Foundation
Fitzwilliam Hall
Fitzwilliam Place
Dublin 2, Ireland



         Ms. Fernando, Mr. Zalamea and Mr. Colayco are citizens of the Republic of the Philippines and Mr. Osborne, Ms. Barclay and Ms. Barnes are citizens of the United Kingdom.

         The Greenberg Foundation is a not-for-profit New York corporation which makes charitable grants from time to time in accordance with its policies. The Greenberg Foundation's principal asset is the Common Stock held by it. The Greenberg Foundation's principal office is 399 Park Avenue, 17th Floor, New York, New York 10022.

         The following are the executive officers and directors of the Greenberg Foundation, their addresses and their principal occupations:


           Name and Address                        Office                      Principal Occupation
----------------------------------    -----------------------------   ------------------------------------

Maurice R. Greenberg                    Chairman and Director          (See above)
(See above)

Corinne P. Greenberg                    President and Director         President and Director, Greenberg
399 Park Avenue, 17th Floor                                            Foundation
New York, New York 10022

Jeffrey W. Greenberg                    Vice President and Director    Vice President and Director,
399 Park Avenue, 17th Floor                                            Greenberg Foundation
New York, New York 10022

Evan G. Greenberg                       Vice President and Director    President and Chief Executive
399 Park Avenue, 17th Floor                                            Officer, ACE Limited
New York, New York 10022

Lawrence S. Greenberg                   Vice President and Director    Private Equity Investor
399 Park Avenue, 17th Floor
New York, New York 10022

Shake Nahapetian                        Treasurer                      Administrative Assistant, CV Starr
399 Park Avenue, 17th Floor
New York, New York 10022

         Each of the above officers and directors of the Greenberg Foundation is a United States citizen.

         The Greenberg Joint Tenancy Company is a Florida limited liability company whose sole member is the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation"). The Greenberg Joint Tenancy Corporation is a Florida corporation whose common stock is held by Mr. Greenberg and Mrs. Greenberg as tenants by the entireties. The principal asset of the Greenberg Joint Tenancy Company is the Common Stock held by it. The shares of Common Stock held by the Greenberg Joint Tenancy Company were previously held by Mr. and Mrs. Greenberg as tenants in common and were transferred indirectly to the Greenberg Joint Tenancy Company as part of Mr. and Mrs. Greenberg's estate and personal financial planning. The Greenberg Joint Tenancy Company's principal office is 35 Ocean Reef Drive, Key Largo, Florida 33037.

         The Greenberg Joint Tenancy Corporation is the sole and managing member of the Greenberg Joint Tenancy Company and the following is the sole executive officer and director of the Greenberg Joint Tenancy Corporation, his address and his principal occupation:

   Name and Address                  Office               Principal Occupation
-----------------------   -----------------------------   ---------------------
Maurice R. Greenberg      Chairman, Director, Chief       (See above)
(See above)               Executive Officer,
                          President, Treasurer and
                          Secretary of Greenberg Joint
                          Tenancy Corporation


         Mr. Greenberg is a United States citizen.

         (d) and (e): During the last five years, none of Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, the Greenberg Foundation, the Greenberg Joint Tenancy Company or the other individuals disclosed in Item 2(a) above has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 5 and 6, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Common Stock by the Reporting Persons.

Item 4.  Purpose of Transaction

         Each of the Reporting Persons holds the securities reported herein for investment purposes and reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, the Reporting Person's and Issuer's respective business objectives, and other relevant factors, at any time and as it deems appropriate, to change its plans and intentions, to increase or decrease its investment in the Issuer, or to engage in discussions with the Issuer and third parties or facilitate discussions between the Issuer and third parties exploring such actions. In particular, any one or more of the Reporting Persons may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock in public or private transactions (including, without limitation, transfers among Reporting Persons or between any Reporting Person and any entity affiliated with such Reporting Person, which may include entities not in existence as of the date hereof), (iii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Common Stock and/or (iv) take any other action that might relate to or result in any of the actions set forth in response to paragraphs (a) - (j) of Item 4 of Schedule 13D. Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, or other applicable law.

         Recently, Starr International has engaged in open-market sales of shares of Common Stock. Although each of such sales may in itself be immaterial, such sales may in the aggregate and over time be deemed to give rise to a material decrease in the percentage of the Common Stock beneficially owned by Starr International. Starr International may continue to make such sales, in amounts that it may in its sole discretion determine, or it may elect to discontinue or suspend such sales, without, in any case, limiting the rights reserved in the immediately preceding paragraph or any other rights of Starr International.

         Recently, CV Starr has engaged in open-market sales of shares of Common Stock. Although each of such sales may in itself be immaterial, such sales may in the aggregate and over time be deemed to give rise to a material decrease in the percentage of the Common Stock beneficially owned by CV Starr. CV Starr may continue to make such sales, in amounts that it may in its sole discretion determine, or it may elect to discontinue or suspend such sales, without, in any case, limiting the rights reserved in the first paragraph of this Item 4 or any other rights of CV Starr.

         Except as otherwise described in this Item 4 and Items 5 and 6 below, no Reporting Person has formulated any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through (j) of the General Instructions to Schedule 13D under the Act.

Item 5.  Interest in Securities of the Issuer

         (a) and (b): The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act consisting of the Reporting Persons as a result of the facts and circumstances described in Items 2, 5 and 6 of this
Schedule 13D. The Reporting Persons as a group may be deemed beneficially to own in the aggregate 393,157,543 shares of Common Stock, representing approximately 15.1% of the outstanding shares of Common Stock (based on 2,597,469,137 shares of Common Stock reported by the Issuer as outstanding as of March 31, 2006, in the Issuer's Form 10-Q filed on May 10, 2006). Each of Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company disclaims beneficial ownership of the shares of Common Stock held by the other members of such group; provided, however, that Mr. Greenberg does not disclaim beneficial ownership of the shares of Common Stock held by the Greenberg Joint Tenancy Company.

         Mr. Greenberg has the sole power to vote and direct the disposition of 2,902,886 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Greenberg as an officer and director of the Issuer that are exercisable within 60 days of the date hereof. Mr. Greenberg has shared power to vote and direct the disposition of 79,388,082 shares of Common Stock, 18,120,666 shares of which are held as tenant in common with Mr. Greenberg's wife, 108,663 shares of which are held in family trusts of which Mr. Greenberg is a trustee, 41,277,246 shares of which are held by CV Starr (18,644,278 shares of which are held by the Starr Trust, for which CV Starr is a beneficiary and Mr. Greenberg is a trustee), 381,507 shares of which are held by the Greenberg Foundation, of which Mr. Greenberg, his wife and family members are directors, and 20,000,000 shares of which are held by the Greenberg Joint Tenancy Company, of which the Greenberg Joint Tenancy Corporation is the managing member. Mr. Greenberg owns 24.08% of the common stock of CV Starr directly. Based on Mr. Greenberg's voting power in CV Starr, his position as a trustee of the Starr Trust, his position as director and Chairman of the Board of the Greenberg Foundation, his position as director and Chairman of the Board of the Greenberg Joint Tenancy Corporation, the managing member of the Greenberg Joint Tenancy Company, and the other facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D,
Mr. Greenberg may be deemed to beneficially own the shares of Common Stock held by CV Starr, the Starr Trust, the Greenberg Foundation and the Greenberg Joint Tenancy Company. Mr. Greenberg disclaims beneficial ownership of the shares of Common Stock held by CV Starr, the Starr Trust, Universal Foundation, the Greenberg Foundation, the family trusts described above and the shares of Common Stock transferred to the MRG/CPG Volaris Trust as described in Item 6.

         Mr. Matthews has the sole power to vote and direct the disposition of 729,320 shares of Common Stock, 306,820 of which are held directly by Mr. Matthews and 422,500 shares of which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Matthews as an officer and director of the Issuer that are exercisable within 60 days of the date hereof. Mr. Matthews has shared power to vote and direct the disposition of 18,667,378 shares of Common Stock, 23,100 shares of which are held by Mr. Matthew's wife and 18,644,278 shares of which are held by the Starr Trust, for which CV Starr is a beneficiary and Mr. Matthews is a trustee. Based on the facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Matthews may be deemed to beneficially own the shares of Common Stock held by the Starr Trust. Mr. Matthews disclaims beneficial ownership of the shares of Common Stock held by the Starr Trust, the shares of Common Stock held by his wife and the shares of Common Stock transferred to the EEM Volaris Trust as described in Item 6.

         Starr International has the sole power to vote and direct the disposition of 307,911,552 shares of Common Stock held by Starr International and the shared power to direct the disposition of 2,202,603 shares of Common Stock held by Universal Foundation.

         CV Starr has the shared power to vote and direct the disposition of 41,277,246 shares of Common Stock held by CV Starr (18,644,278 shares of which are held by the Starr Trust, of which CV Starr is a beneficiary). CV Starr disclaims beneficial ownership of the shares of Common Stock transferred to the CV Starr Volaris Trust as described in Item 6.

         Universal Foundation has the sole power to vote 2,202,603 shares of Common Stock, 2,202,603 shares of which are held directly by Universal Foundation. Pursuant to an Investment Management Agreement, Starr International Advisors, Inc. ("Starr International Advisors"), a Delaware corporation and a wholly owned subsidiary of Starr International, has the power to direct the disposition of 2,202,603 shares of Common Stock held by Universal Foundation. Mr. Matthews is President and Director of Starr International Advisors and Mr. Greenberg is a Director of Starr International Advisors.

         The Greenberg Foundation has the shared power to vote and direct the disposition of 381,507 shares of Common Stock, 381,507 shares of which are held directly by the Greenberg Foundation.

         The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of 20,000,000 shares of Common Stock, 20,000,000 shares of which are held directly by the Greenberg Joint Tenancy Company.

         Executive officers and directors of Starr International beneficially owned shares of Common Stock and had rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                       Right to
                                                       Acquire
                        Owned Shares (1)    % (2)      Shares (1)         % (2)
                        ----------------    -----      ----------         -----
Maurice R. Greenberg       (See above)                 (See above)
Edward E. Matthews         (See above)                 (See above)
Houghton Freeman            2,720,000        0.1            0              0.0
Howard I. Smith               210,000         (3)           0              0.0
John J. Roberts             3,700,000        0.1            0              0.0
Ernest Stempel             21,480,000        0.8            0              0.0
Cesar Zalamea                  80,000         (3)          (4)             (3)

______________________
   (1)  Rounded to nearest 10,000 shares.
   (2)  Rounded to nearest 0.1%.
   (3)  Less than 0.1%.
   (4)  Less than 10,000 shares.
   (4)  Less than 10,000 shares.



         Executive officers and directors of CV Starr beneficially owned shares of Common Stock and had rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                       Right to
                                                       Acquire
                        Owned Shares (1)    % (2)      Shares (1)       % (2)
                        ----------------    -----      ----------       -----
Maurice R. Greenberg        (See above)               (See above)
Howard I. Smith             (See above)               (See above)
Edward E. Matthews          (See above)               (See above)
J. Christopher Flowers               0       0.0               0         0.0
Houghton Freeman            (See above)               (See above)
John J. Roberts             (See above)               (See above)
Bertil P-H Lundqvist                 0       0.0               0         0.0


_________________
   (1) Rounded to nearest 10,000 shares.
   (2) Rounded to nearest 0.1%.
   (3) Less than 10,000 shares.


         Executive officers and directors of Universal Foundation beneficially owned shares of Common Stock and had rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                       Right to
                                                       Acquire
                        Owned Shares (1)    % (2)      Shares (1)       % (2)
                        ----------------    -----      ----------       -----
Stuart Osborne                   (4)          (3)             0          0.0
Eligia G. Fernando            50,000          (3)             0          0.0
Cesar C. Zalamea          (See above)                (See above)
Aloysius B. Colayco               0          0.0              0          0.0
Jennifer Barclay                 (4)          (3)             0          0.0
Margaret Barnes                  (4)          (3)             0          0.0


___________________
   (1) Rounded to nearest 10,000 shares.
   (2) Rounded to nearest 0.1%.
   (3) Less than 0.1%.
   (4) Less than 10,000 shares.

         Executive officers and directors of the Greenberg Foundation beneficially owned shares of Common Stock and had rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                       Right to
                                                       Acquire
                        Owned Shares (1)    % (2)      Shares (1)       % (2)
                        ----------------    -----      ----------       -----
Maurice R. Greenberg        (See above)               (See above)
Corinne P. Greenberg        18,120,000        0.7              0          0.0
Jeffrey W. Greenberg             0            0.0              0          0.0
Evan G. Greenberg                0            0.0              0          0.0
Lawrence S. Greenberg           (4)           (3)              0          0.0
Shake Nahapetian              50,000          (3)              0          0.0

_______________________
   (1) Rounded to nearest 10,000 shares.
   (2) Rounded to nearest 0.1%.
   (3) Less than 0.1%.
   (4) Less than 10,000 shares.

         The sole executive officer and director of the Greenberg Joint Tenancy Company beneficially owned shares of Common Stock and had rights to acquire shares of Common Stock exercisable within 60 days as follows:


                                                       Right to
                                                       Acquire
                        Owned Shares (1)    % (2)      Shares (1)        % (2)
                        ----------------    -----      -----------       -----
Maurice R. Greenberg      (See above)                  (See above)



         (c) On November 15, 2005, CV Starr entered into a variable pre-paid forward sale contract (the "CSFB Contract") for up to 4,423,116 shares (the "CSFB Maximum Number") of Common Stock pursuant to a letter agreement by and among CV Starr, Credit Suisse First Boston LLC and Credit Suisse First Boston Capital LLC ("CSFB"). The final terms of the CSFB Contract, including the CSFB Maximum Number of shares deliverable by CV Starr upon settlement, were determined in a block transaction between CV Starr and CSFB (or its affiliate), acting as a block positioner, in accordance with the Securities and Exchange Commission's interpretative letter to Goldman, Sachs & Co., dated December 20, 1999 (the "No Action Letter"). CV Starr has received aggregate proceeds of $240,000,043 under the CSFB Contract.

         The CSFB Contract provides that for each of the 10 Scheduled Trading Days (as defined in the CSFB Contract) prior to and including November 20, 2008 (the "CSFB Settlement Dates"), CV Starr will deliver a number of shares of Common Stock to CSFB (or, at the election of CV Starr, the cash equivalent of such shares) determined with respect to each CSFB Settlement Date as follows:
(a) if the VWAP Price (as defined in the CSFB Contract) per share of the Common Stock (the "CSFB Settlement Price") is less than or equal to $65.85 (the "CSFB Forward Floor Price"), a delivery of 1/10 of the CSFB Maximum Number of shares of Common Stock, subject to rounding; (b) if the CSFB Settlement Price is greater than the CSFB Forward Floor Price but less than or equal to $85.61 per share (the "CSFB Forward Cap Price"), a delivery of shares equal to the CSFB Forward Floor Price/CSFB Settlement Price x 1/10 of the CSFB Maximum Number of shares of Common Stock, subject to rounding; and (c) if the CSFB Settlement Price is greater than the CSFB Forward Cap Price, a delivery of shares equal to ((CSFB Forward Floor Price + (CSFB Settlement Price - CSFB Forward Cap Price)) / CSFB Settlement Price) x 1/10 of the CSFB Maximum Number of shares of Common Stock, subject to rounding.

         On November 21, 2005, CV Starr entered into a variable pre-paid forward sale contract (the "Confirmation") for up to 2,917,916 shares (the "Citi Maximum Number") of Common Stock pursuant to the Master Terms and Conditions for Pre-Paid Forward Contracts, dated as of November 15, 2005 (together with the Confirmation, the "Citi Contract"), by and between CV Starr and Citibank, N.A. ("Citibank"). The final terms of the Citi Contract, including the Citi Maximum Number of shares that will be deliverable by CV Starr upon settlement, were determined in unsolicited brokerage transactions by Citibank (or its affiliate) over a specified execution period beginning on November 18, 2005, in accordance with the No Action Letter. CV Starr has received aggregate proceeds of $160,000,000 under the Citi Contract.

         The Citi Contract provides that for each of the 10 Scheduled Trading Days (as defined in the Citi Contract) prior to and including December 10, 2008 (the "Citi Settlement Dates"), CV Starr will deliver a number of shares of Common Stock to Citibank (or, at the election of CV Starr, the cash equivalent of such shares) determined with respect to each Citi Settlement Date as follows:
(a) if the Relevant Price (as defined in the Citi Contract) per share of the Common Stock (the "Citi Settlement Price") is less than or equal to $66.8540 (the "Citi Forward Floor Price"), a delivery of 1/10 of the Citi Maximum Number of shares of Common Stock, subject to rounding; (b) if the Citi Settlement Price is greater than the Citi Forward Floor Price but less than or equal to $86.9102 per share (the "Citi Forward Cap Price"), a delivery of shares equal to the Citi Forward Floor Price/Citi Settlement Price x 1/10 of the Citi Maximum Number of shares of Common Stock, subject to rounding; and (c) if the Citi Settlement Price is greater than the Citi Forward Cap Price, a delivery of shares equal to ((Citi Forward Floor Price + (Citi Settlement Price - Citi Forward Cap Price)) / Citi Settlement Price) x 1/10 of the Citi Maximum Number of shares of Common Stock, subject to rounding.

         The descriptions of the CSFB Contract and the Citi Contract are qualified in their entirety by the text of such contracts, copies of which are Exhibits B and C hereto, respectively.

         Recently, CV Starr has sold shares of Common Stock as described below:


     Date           Number of Shares Sold        Average Sale Price Per Share
---------------- --------------------------  -----------------------------------
   04/20/06                10,000                          $63.4455
   04/21/06                10,000                          $63.9266
   04/24/06                10,000                          $63.8334
   04/25/06                10,000                          $64.1564
   04/26/06                10,000                          $63.5112
   04/27/06                10,000                          $64.9399
   04/27/06               100,000                          $65.0111
   04/28/06               100,000                          $65.4703
   05/01/06               100,000                          $64.9654
   05/02/06               100,000                          $65.0000
   05/03/06               100,000                          $65.0000
   05/04/06                26,300                          $65.3000
   05/05/06                73,700                          $65.1945
   05/08/06               100,000                          $65.4663
   05/09/06               100,600                          $65.4461
   05/09/06               100,000                          $65.9855
   05/10/06               100,000                          $66.1499


         Recently, Starr International has sold shares of Common Stock as described below:


     Date           Number of Shares Sold        Average Sale Price Per Share
---------------- --------------------------  -----------------------------------
   02/08/06                200,000                         $66.0081
   02/10/06                800,000                         $67.5325
   02/14/06                100,000                         $68.3498
   02/24/06                523,900                         $67.0660
   02/27/06                376,100                         $66.9450
   04/04/06                 10,000                         $65.9369
   04/05/06                 10,000                         $66.0181

     Date           Number of Shares Sold        Average Sale Price Per Share
---------------- --------------------------  -----------------------------------
   04/06/06                 10,000                         $65.5749
   04/07/06                 10,000                         $64.5622
   04/10/06                 10,000                         $64.0889
   04/11/06                 10,000                         $63.4675
   04/12/06                 10,000                         $63.3781
   04/13/06                 10,000                         $63.2643
   04/17/06                 10,000                         $62.9881
   04/19/06                 10,000                         $63.8026
   04/20/06                 10,000                         $63.4385
   04/21/06                 10,000                         $63.9258
   04/24/06                 10,000                         $63.9233
   04/26/06                 20,000                         $63.9091
   04/27/06                110,000                         $65.1626
   04/28/06                100,000                         $65.1209
   05/01/06                100,000                         $65.0673
   05/02/06                 83,845                         $65.2684
   05/03/06                100,000                         $65.0000
   05/04/06                100,000                         $65.3358
   05/05/06                100,000                         $65.1848
   05/08/06                100,000                         $65.4500
   05/09/06                 50,000                         $65.6931


         Recently, Universal Foundation has sold shares of Common Stock as described below:


     Date           Number of Shares Sold        Average Sale Price Per Share
---------------- --------------------------  -----------------------------------
   2/23/2006                 50,900                        $67.5123
   2/28/2006                249,100                        $66.7580
   3/1/2006                 133,600                        $66.6016
   3/7/2006                 166,400                        $66.5282
   4/24/2006                100,000                        $63.8497
   4/24/2006                100,000                        $63.7883
   4/26/2006                125,096                        $64.0024
   4/27/2006                 66,200                        $64.0362


         On February 23, 2006, the Greenberg Foundation sold 20,086 shares of Common Stock for $67.00 per share.

         On May 26, 2006, Mr. Greenberg and Mrs. Greenberg transferred indirectly 20,000,000 shares of Common Stock they held as tenants in common to the Greenberg Joint Tenancy Company.

         To the knowledge of each of the Reporting Persons, there were no other transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons.

         (d) and (e): Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On March 7, 2006, Mr. Matthews and CV Starr separately entered into agreements to transfer shares of Common Stock to certain trusts, as further described below. On March 9, 2006, Mr. Greenberg separately entered into an agreement to transfer shares of Common Stock to a trust, as further described below.

         On March 7, 2006, Mr. Matthews entered into an agreement to transfer 1,237,315 shares of Common Stock (the "EEM Trust Shares") to the 2006 EEM Volaris Trust (the "EEM Volaris Trust"). The EEM Volaris Trust was established under the 2006 EEM Volaris Trust Agreement, dated March 9, 2006 (the "EEM Trust Agreement"), between Mr. Matthews, as settlor and sole beneficiary, and Pitcairn Trust Company (the "EEM Volaris Trustee").

         Under the EEM Trust Agreement, Mr. Matthews agrees to transfer the EEM Trust Shares to the EEM Volaris Trustee, which is an independent trustee that is unaffiliated with the Issuer or Mr. Matthews. The EEM Volaris Trustee has sole power to vote and dispose of the EEM Trust Shares. The EEM Trust Agreement instructs the EEM Volaris Trustee to enter into an investment management agreement (the "EEM Investment Management Agreement") with Credit Suisse Securities (USA) LLC as investment manager for the trust whereby such investment manager will engage in an option overlay and spreading strategy with respect to the EEM Trust Shares that seeks to enhance returns and reduce volatility. The EEM Volaris Trust is revocable upon written notice by Mr. Matthews to the EEM Volaris Trustee. Upon the termination of the EEM Volaris Trust, the EEM Volaris Trustee shall distribute the principal (and income, to the extent not previously distributed) as then constituted to anyone previously designated by Mr. Matthews in writing, or, in default of the exercise of such general power of appointment, to Mr. Matthews if then living; or if incapacitated, to Mr. Matthews' duly appointed guardian or fiduciary, or an agent under a power of attorney; or if deceased, to the duly qualified legal representative of Mr. Matthews' estate, including the executors and/or administrators of the estate.

         On March 7, 2006, CV Starr entered into an agreement to transfer 5,000,000 shares of Common Stock (the "CV Starr Trust Shares") to the 2006 CV Starr Volaris Trust (the "CV Starr Volaris Trust"). The CV Starr Volaris Trust was established under the 2006 CV Starr Volaris Trust Agreement dated March 7, 2006 (the "CV Starr Trust Agreement"), between CV Starr, as settlor and sole beneficiary, and Pitcairn Trust Company (the "CV Starr Volaris Trustee").

         Under the CV Starr Trust Agreement, CV Starr agrees to transfer the CV Starr Trust Shares to the CV Starr Volaris Trustee, which is an independent trustee that is unaffiliated with the Issuer or CV Starr. The CV Starr Volaris Trustee has sole power to vote and dispose of the CV Starr Trust Shares. The CV Starr Trust Agreement instructs the CV Starr Volaris Trustee to enter into an investment management agreement (the "CV Starr Investment Management Agreement") with Credit Suisse Securities (USA) LLC as investment manager for the trust whereby such investment manager will engage in an option overlay and spreading strategy with respect to the CV Starr Trust Shares that seeks to enhance returns and reduce volatility. The CV Starr Volaris Trust is revocable upon written notice by CV Starr to the CV Starr Volaris Trustee. Upon the termination of the CV Starr Volaris Trust, the CV Starr Volaris Trustee shall distribute the principal (and income, to the extent not previously distributed) as then constituted to anyone previously designated by CV Starr in writing, or, in default of the exercise of such general power of appointment, to CV Starr or its successors-in-interest.

         On March 9, 2006, Mr. Greenberg and his spouse entered into an agreement to transfer 5,000,000 jointly owned shares of Common Stock (the "MRG/CPG Trust Shares") to the 2006 MRG/CPG Volaris Trust (the "MRG/CPG Volaris Trust"). The MRG/CPG Volaris Trust was established under the 2006 MRG/CPG Volaris Trust Agreement, dated March 9, 2006 (the "MRG/CPG Trust Agreement"), between Mr. and Mrs. Greenberg, each as a settlor with respect to his or her one-half of the trust assets and as sole beneficiary of such half, and Pitcairn Trust Company (the "MRG/CPG Volaris Trustee").

         Under the MRG/CPG Trust Agreement, Mr. and Mrs. Greenberg agree to transfer the MRG/CPG Trust Shares to the MRG/CPG Volaris Trustee, which is an independent trustee that is unaffiliated with the Issuer, Mr. Greenberg or Mrs. Greenberg. The MRG/CPG Volaris Trustee has sole power to vote and dispose of the MRG/CPG Trust Shares. The MRG/CPG Trust Agreement instructs the MRG/CPG Volaris Trustee to enter into an investment management agreement (the "MRG/CPG Investment Management Agreement") with Credit Suisse Securities
(USA) LLC as investment manager for the trust whereby such investment manager will engage in an option overlay and spreading strategy with respect to the MRG/CPG Trust Shares that seeks to enhance returns and reduce volatility. The MRG/CPG Volaris Trust is revocable, with respect to Mr. and Mrs. Greenberg's portion of this Trust, upon written notice to the MRG/CPG Volaris Trustee by either Mr. or Mrs. Greenberg, or completely revocable upon joint written notice to the MRG/CPG Volaris Trustee. Upon the termination of the MRG/CPG Volaris Trust, the MRG/CPG Volaris Trustee shall distribute the principal (and income, to the extent not previously distributed) allocable to Mr. or Mrs. Greenberg, as then constituted, to anyone previously designated by such person, respectively, in writing, or in default of the exercise of such general power of appointment, to Mr. and Mrs. Greenberg in his or her proportionate share if both then living; or if either person is incapacitated, to such person's duly appointed guardian or fiduciary, or an agent under a power of attorney executed by such incapacitated person; or if deceased, to the duly qualified legal representative of such deceased person's estate, including the executors and/or administrators of such person's estate.

         The descriptions of the EEM Volaris Trust, the EEM Investment Management Agreement, the CV Starr Volaris Trust, the CV Starr Investment Management Agreement, the MRG/CPG Volaris Trust, and the MRG/CPG Investment Management Agreement are qualified in their entirety by the text of such documents, copies of which are attached as Exhibits E through J hereto, respectively.

         Universal Foundation has granted approximately 127,698 options to purchase shares of Common Stock to various individuals.

         On May 18, 2006, Mr. and Mrs. Greenberg contributed 500,000 shares of Common Stock they owned as tenants in common to an exchange fund over which they have no control in exchange for shares of the exchange fund. The Common Stock was valued at $62.50 per share for purposes of determining the number of shares of the exchange fund issuable.

         On May 26, 2006, Mr. Greenberg and Mrs. Greenberg transferred indirectly 20,000,000 shares of Common Stock they held as tenants in common to the Greenberg Joint Tenancy Company.

         Items 2, 4 and 5 disclose (i) certain relationships between the Reporting Persons, (ii) the Offer, (iii) the CSFB Contract and (iv) the Citi Contract, which disclosures are hereby incorporated by reference into this
Item 6 in their entirety. There are no contracts, arrangements or understandings among the Reporting Persons, other than as described in this
Item 6 and in Item 7 below, with respect to the shares of Common Stock reported on this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:          Joint Filing Agreement, dated as of May 26, 2006, by and
                    among Mr. Greenberg, Mr. Matthews, Starr International
                    Company, Inc., C. V. Starr & Co., Inc., Universal
                    Foundation, Inc., The Maurice R. and Corinne P. Greenberg
                    Family Foundation, Inc. and Maurice R. and Corinne P.
                    Greenberg Joint Tenancy Company, LLC.

Exhibit B:          Letter Agreement and Transaction Supplement, each dated as of November 15, 2005, by and among CV Starr & Co., Inc.,
                    Credit Suisse First Boston LLC and Credit Suisse First
                    Boston Capital LLC. (Incorporated by reference to Exhibit B to the Schedule 13D filed with the Securities and Exchange
                    Commission in respect of the Issuer on November 23, 2005.)

Exhibit C:          Master Terms and Conditions for Pre-Paid Forward Contracts
                    and Pre-Paid Forward Contract Confirmation, dated as of November 15, 2005 and November 21, 2005, respectively, by and between C. V. Starr & Co., Inc. and Citibank, N.A.
                    (Incorporated by reference to Exhibit C to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on November 23, 2005.)

Exhibit D:          Investment Management Agreement, dated as of January 13,
                    2006, by and between Starr International Advisors, Inc. and
                    Universal Foundation, Inc. (Incorporated by reference to
                    Exhibit D to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February
                    21, 2006.)

Exhibit E:          2006 EEM Volaris Trust Agreement, dated as of March 7,
                    2006, by and between Edward E. Matthews and Pitcairn Trust
                    Company. (Incorporated by reference to Exhibit E to the Schedule 13D filed with the Securities and Exchange
                    Commission in respect of the Issuer on March 10, 2006.)

Exhibit F:          Form of Volaris Volatility Management Discretionary
                    Investment Management Agreement, by and between Credit
                    Suisse Securities (USA) LLC and Pitcairn Trust Company as the EEM Volaris Trustee. (Incorporated by reference to Exhibit F to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit G:          2006 CV Starr Volaris Trust Agreement, dated as of March 7,
                    2006, by and between C. V. Starr & Co., Inc. and Pitcairn
                    Trust Company. (Incorporated by reference to Exhibit G to the Schedule 13D filed with the Securities and Exchange
                    Commission in respect of the Issuer on March 10, 2006.)

Exhibit H:          Form of Volaris Volatility Management Discretionary
                    Investment Management Agreement, by and between Credit
                    Suisse Securities (USA) LLC and Pitcairn Trust Company as the CV Starr Volaris Trustee. (Incorporated by reference to
                    Exhibit H to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit I:          2006 MRG/CPG Volaris Trust Agreement, dated as of March
                    9, 2006, by and among Maurice R. Greenberg, Corinne P. Greenberg and Pitcairn Trust Company. (Incorporated by reference to Exhibit I to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit J:          Form of Volaris Volatility Management Discretionary
                    Investment Management Agreement, by and between Credit
                    Suisse Securities (USA) LLC and Pitcairn Trust Company as the MRG/CPG Volaris Trustee. (Incorporated by reference to Exhibit J to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit K:          Maurice R. Greenberg Power of Attorney, dated March 1,
                    2006. (Incorporated by reference to Exhibit K to the Schedule 13D filed with the Securities and Exchange
                    Commission in respect of the Issuer on March 10, 2006.)

Exhibit L:          Edward E. Matthews Power of Attorney, dated as of
                    February 21, 2006. (Incorporated by reference to Exhibit
                    24.4 to the Form 4 filed with the Securities and Exchange
                    Commission in respect of the Issuer on March 9, 2006.)

Exhibit M:          Starr International Company, Inc. Power of Attorney,
                    dated as of February 24, 2006. (Incorporated by reference to Exhibit M to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March
                    10, 2006.)

Exhibit N:          C. V. Starr & Co., Inc. Power of Attorney, dated as of
                    February 24, 2006. (Incorporated by reference to Exhibit
                    24.4 to the Form 4 filed with the Securities and Exchange
                    Commission in respect of the Issuer on March 9, 2006.)

Exhibit O:          Universal Foundation, Inc. Power of Attorney, dated as
                    of February 21, 2006. (Incorporated by reference to Exhibit
                    O to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit P:          The Maurice R. Greenberg and Corinne P. Greenberg Family
                    Foundation, Inc. Power of Attorney, dated as of February
                    21, 2006. (Incorporated by reference to Exhibit 24.3 to the Form 3 filed with the Securities and Exchange Commission in respect of the Issuer on March 6, 2006.)

Exhibit Q:          Maurice R. and Corinne P. Greenberg Joint Tenancy
                    Company, LLC Power of Attorney, dated as of May 25, 2006.

         There are no other written agreements, contracts, arrangements, understandings, plans or proposals within the category of those described in
Item 7 of the General Instructions to Schedule 13D under the Act.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: May 26, 2006        MAURICE R. GREENBERG


                           By:  /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                               -----------------------------------------------
                           Name: Bertil P-H Lundqvist, Attorney-in-Fact


                           By:     /s/ Leif B. King, Attorney-in-Fact
                               -----------------------------------------------
                           Name:   Leif B. King, Attorney-in-Fact


                           EDWARD E. MATTHEWS


                           By:  /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                               -----------------------------------------------
                           Name: Bertil P-H Lundqvist, Attorney-in-Fact


                           By:  /s/ Leif B. King, Attorney-in-Fact
                               -----------------------------------------------
                           Name: Leif B. King, Attorney-in-Fact


                           STARR INTERNATIONAL COMPANY, INC.


                           By:   /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                               -----------------------------------------------
                           Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                           By:   /s/ Leif B. King, Attorney-in-Fact
                               -----------------------------------------------
                           Name:  Leif B. King, Attorney-in-Fact

                           C. V. STARR & CO., INC.


                           By:    /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                               -----------------------------------------------
                           Name:   Bertil P-H Lundqvist, Attorney-in-Fact


                           By:    /s/ Leif B. King, Attorney-in-Fact
                               -----------------------------------------------
                           Name:   Leif B. King, Attorney-in-Fact



                           UNIVERSAL FOUNDATION, INC.


                           By:   /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                               -----------------------------------------------
                           Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                           By:   /s/ Leif B. King, Attorney-in-Fact
                               -----------------------------------------------
                           Name:  Leif B. King, Attorney-in-Fact


                           THE MAURICE R. AND CORINNE P. GREENBERG
                           FAMILY FOUNDATION, INC.


                           By:   /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                               -----------------------------------------------
                           Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                           By:   /s/ Leif B. King, Attorney-in-Fact
                               -----------------------------------------------
                           Name:  Leif B. King, Attorney-in-Fact


                           MAURICE R. AND CORINNE P. GREENBERG JOINT
                           TENANCY COMPANY, LLC


                           By:   /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                               -----------------------------------------------
                           Name: Bertil P-H Lundqvist, Attorney-in-Fact


                           By:    /s/ Leif B. King, Attorney-in-Fact
                               -----------------------------------------------
                           Name:  Leif B. King, Attorney-in-Fact